Exhibit 1

JOINT FILING AGREEMENT

The undersigned hereby agree that the foregoing statement on Schedule 13D is filed on behalf of each of the undersigned and that all subsequent amendments to this statement, relating to the common shares, par value CHF 1.00 per share, of Adecco S.A., on or after the date as of which this joint filing agreement is made, are and will be filed jointly by the undersigned with the Securities and Exchange Commission pursuant to Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, on behalf of each such person. This Agreement may be executed in counterparts, each of which shall be deemed to be an original and all of which shall together constitute one instrument.

Dated: February 12, 2004

AKILA FINANCE S.A.

By : /s/ Stefan Schaechterle
Name : Stefan Schaechterle
Title : General Manager

/s/ Philippe Foriel-Destezet
Philippe Foriel-Destezet